DongFang City Holding Group Company Limited

Level 15, Tower 2

Etiqa Twins Tower, No. 11

Jalan Pinang, Kuala Lumpur, 50450

October 7, 2022

Re:	DongFang City Holding Group Company Limited Responses to the Staff’s Comments on the Form 10-K for the Fiscal Year Ended October 31, 2021 Filed January 28, 2022 File No. 000-56120

Isaac Esquivel

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Esquivel and Ms. Menjivar,

This letter sets forth our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to DongFang City Holding Group Company Limited (the “Company”) dated September 13, 2022 regarding the Company’s annual report on Form 10-K for the fiscal year ended October 31, 2021 filed with the Commission on January 28, 2022 (the “Form 10-K”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 10-K.

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Form 10-K for the Fiscal Year Ended October 31, 2021

Item 9A. Controls and Procedures, page 9

1.	Please amend your filing to provide management’s annual report on internal control over financial reporting. Ensure you include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant and a statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting. Also, include management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Refer to Item 308(a) of Regulation S-K.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 9A in our revised Form 10-K (the “Revised Form 10-K”) which we will file as soon as practicable, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“(a) Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report, October 31, 2021. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2021. Based on the evaluation of these disclosure controls and procedures, and in light of the material weaknesses found in our internal controls over financial reporting, we concluded that our disclosure controls and procedures were not effective.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles in the United States of America (“US GAAP”) and include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of October 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (i) lack of a functioning audit committee and a lack of independent directors on our Board, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (ii) inadequate segregation of duties consistent with control objectives; and (iii) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by our Chief Executive Officer and Chief Financial Officer in connection with the review of our financial statements as of October 31, 2021.

Management believes that the material weaknesses set forth in items (ii) and (iii) above did not have an effect on our financial results. However, management believes that the lack of a functioning audit committee and the lack of independent directors on our Board results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, which could result in a material misstatement in our financial statements in future periods.

(c) Management’s Remediation Initiatives

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

Assuming we are able to secure additional working capital, we plan to: (i) create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to us; (ii) hire additional credentialed professional staff and consulting professionals with greater knowledge and experience of US GAAP and related regulatory requirements to oversee our financial reporting process in order to ensure our compliance with US GAAP and other relevant securities laws. Until such time as we hire qualified accounting personnel with the requisite US GAAP knowledge and experience and train our current accounting personnel, we have engaged an outside CPA with US GAAP knowledge and experience to supplement our current internal accounting personnel and assist us in the preparation of our financial statements to ensure that our financial statements are prepared in accordance with US GAAP; and (iii) appoint one or more outside directors to our Board who shall be appointed to an audit committee resulting in a fully functioning audit committee which will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management.

Management believes that the appointment of one or more independent directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of independent directors on our Board.

We anticipate that these initiatives will be implemented in conjunction with the acquisition of a business.

(d) Changes in Internal Control over Financial Reporting

On June 7, 2021, Zhenggui Wang and Ling Cheng (the “Sellers”) entered into a Stock Purchase Agreement (the “Agreement”) with Wei Li (the “Buyer” or “Purchaser”). Pursuant to the Agreement, Zhenggui Wang (“Wang”) sold to the Buyer, and the Buyer agreed to purchase from Wang, 90,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Dongfang City Holding Group Company Limited (the “Company”), constituting approximately 90% of the issued and outstanding Common Stock, for an aggregate purchase price of $9.00. Further pursuant to the Agreement, Ling Cheng (“Cheng”) sold to the Buyer, and the Buyer agreed to purchase from Cheng, 10,000 shares of common stock, par value $0.0001 per share, constituting approximately 10% of the issued and outstanding Common Stock, for an aggregate purchase price of $1.00. The closing of the transactions (the “Closing”) contemplated by the Agreement occurred and consummated on June 7, 2021. Immediately prior to the Closing, the Wang owned 90,000 and Cheng owned 10,000 shares of common stock of the Company, or approximately 100%, of the issued and outstanding shares of Common Stock and Wang served as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Sole Director. In connection with the Closing, Wang resigned from the executive officers and sole director positions he held with the Company, and the Company appointed Wei Li as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, Chairman of the Board and Sole Director effective on June 7, 2021. Upon the Closing, the Buyers owned 100% of the issued and outstanding Common Stock of the Company.”

We further respectfully propose to include the following disclosure under Item 1A in the Revised Form 10-K which we will file as soon as practicable, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, as a result, current and potential shareholders could lose confidence in our financial reports, which could harm our business and the trading price of our Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting. We are a shell company, and we have no operation since inception. We do not have any full-time accounting and financial reporting personnel nor other resources with which we address our internal control over financial reporting. We carried out an evaluation, under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2021. Based on the evaluation of these disclosure controls and procedures, and in light of the material weaknesses found in our internal controls over financial reporting, we concluded that our disclosure controls and procedures were not effective.

We plan to comply with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report in the future. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention, especially given that we have not yet undertaken any efforts to comply with the requirements of Section 404. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on the OTC Markets, one of the national securities exchanges, and the inability of registered broker-dealers to make a market in our Common Stock, which would further reduce our stock price. We may also be required to restate our financial statements from prior periods.”

Item 10. Directors, Executive Officers and Corporate Governance, page 10

2.	We note that your principal executive officer is a China National. Please provide specific and prominent disclosures about the legal and operational risks associated with having business in China, consistent with the guidance in our Sample Letter to China-Based Companies, which was posted to our website on December 20, 2021. You may view the Sample Letter at the following internet address:

https://www.sec.gov/corpfin/sample-letter-china-based-companies

Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. However, a discussion of whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and how the Holding Foreign Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China.  Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.  Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, we respectfully propose to include the following disclosure under Item 1A in our Revised Form 10-K, which we will file as soon as practicable, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Our common shares may be prohibited from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) Mainland China, and (ii) Hong Kong.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. The Statement of Protocol sets forth, among other terms, that (i) the PCAOB has independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB gets direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB has the unfettered ability to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors can see complete audit work papers without any redactions. The PCAOB is now required to reassess its determinations for purposes of the HFCA Act by the end of 2022. However, uncertainties exist with respect to the implementation of this framework. The PCAOB is now required to reassess its determinations for purposes of the HFCA Act by the end of 2022. There is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Our current independent accounting firm, YCM CPA Inc., whose audit report is included in this annual report on Form 10-K, is headquartered in Irvine, California, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release.

Mr. Wei Li, our Chief Executive Officer and Chief Financial Officer, is a China National. Considering: (i) we are a corporation incorporated in the State of Delaware on October 25, 2019; (ii) our principle executive office is located in Kuala Lumpur, Malaysia; (iii) since the inception, the Company has been in the development stage and has conducted virtually no business operations, other than organizational activities and preparation of its periodic filing documents; and (iv) the Company currently has no full-time employee and owns no real estate or personal property, nor any subsidiaries in any jurisdiction, we believe that we are not one of the China-based companies that are based in or that have the majority of their operations in the People’s Republic of China. But we cannot assure you that the regulators in China or the U.S. will share the same view as ours. If we are identified as one of the China-base companies by the Chinese regulators in the future, our ability to retain an auditor subject to PCAOB inspection and investigation is subject to substantial uncertainty and depends on a number of factors out of our control. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.”

“The PRC government’s significant oversight and discretion over the business operation of China-based companies could result in a material adverse change in our operations.

Mr. Wei Li, our Chief Executive Officer and Chief Financial Officer, is a China National. We are a shell company, and we have no operation since inception. Our future operations might be governed by PRC laws and regulations. The PRC government may have significant oversight and discretion over the conduct of our business in the future, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our securities. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published the Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures for Record-filing. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete the record-filing under the Draft Administrative Provisions may subject a PRC domestic company to a warning or a fine of RMB1 million to RMB10 million. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures were released only for public comments and their provisions and anticipated adoption date are subject to changes and their interpretation and implementation remain uncertain. As of the date of this Report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures, or the Measures, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. The Measures was promulgated recently, and there are substantial uncertainties on the interpretation and application of the Measures. As the date of this Report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, or if our data processing activities raise “national security” concern under the Measures. In such case, if we are not able to comply with the cybersecurity in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

If the CSRC, the CAC or other regulatory agencies later promulgate new rules or explanations requiring that we shall obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.”

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please amend your filing to include a revised audit report from your auditor to comply with all aspects of PCAOB Auditing Standard 3101, including the following:

●	The use of section titles;

●	Identification of the dates of, or period covered by, each financial statement and

●	related schedule, if applicable;

●	a statement indicating that the financial statements, including the related notes and any related schedule(s), identified and collectively referred to in the report as the financial statements, were audited; and

●	a statement that the audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error of fraud.

In response to the Staff’s comment, we respectfully advise the Staff that our auditor is working on the revised audit report for the fiscal year ended October 31, 2021, complying with all aspects of PCAOB Auditing Standard 3101. We will file the Revised Form 10-K as soon as practicable.

General

4.	We note that your company is currently delinquent with respect to its reporting obligations under the Securities Exchange Act of 1934. In this regard, please file your quarterly reports on Form 10-Q for the quarters ended January 31, 2022 and April 30, 2022 as soon as possible.

In response to the Staff’s comment, we respectfully advise the Staff that we do not have a class of our securities registered under Section 12 of the Exchange Act. We are not currently required under Section 13 or Section 15(d) of the Exchange Act to file periodic reports with the SEC. We have in the past voluntarily elected to file some or all of these reports to ensure that sufficient information about us is publicly available. We will file the quarterly reports on Form 10-Q for the quarters ended January 31, 2022 and April 30, 2022 as soon as practicable.

Furthermore, we respectfully propose to include the following disclosure under Item 1A in our Revised Form 10-K, which we will file as soon as practicable, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“We do not have a class of our securities registered under Section 12 of the Exchange Act. Until we do, or we become subject to Section 15(d) of the Exchange Act, we will be a “voluntary filer.”

We are not currently required under Section 13 or Section 15(d) of the Exchange Act to file periodic reports with the SEC. We have in the past voluntarily elected to file some or all of these reports to ensure that sufficient information about us is publicly available to our stockholders and potential investors. Until we become subject to the reporting requirements under the Exchange Act, we are a “voluntary filer” and we are currently considered a non-reporting issuer under the Exchange Act. We will not be required to file reports under Section 13(a) or 15(d) of the Exchange Act until the earlier to occur of: (i) our registration of a class of securities under Section 12 of the Exchange Act, which would be required if we list a class of securities on a national securities exchange or if we meet the size requirements set forth in Section 12(g) of the Exchange Act, or which we may voluntarily elect to undertake at an earlier date; or (ii) the effectiveness of a registration statement under the Securities Act relating to our Common Stock. Until we become subject to the reporting requirements under either Section 13(a) or 15(d) of the Exchange Act, we are not subject to the SEC’s proxy rules, and large holders of our capital stock will not be subject to beneficial ownership reporting requirements under Sections 13 or 16 of the Exchange Act and their related rules. As a result, our stockholders and potential investors may not have available to them as much or as robust information as they may have if and when we become subject to those requirements. In addition, if we do not register under Section 12 of the Exchange Act, and remain a “voluntary filer”, we could cease filing annual, quarterly or current reports under the Exchange Act.”

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We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosure, notwithstanding any review, comments, action or absence of action by the staff.

Thank you again for your time and attention.

Yours sincerely,

/s/ Wei Li
Wei Li

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